

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 13, 2009

VIA U.S. MAIL

Charles L. Kelly, Jr.
Chief Financial Officer
Medical Action Industries Inc.
800 Prime Place
Hauppauge, New York 11788

      **Re: Medical Action Industries Inc.
              Form 10-K for the year ended March 31, 2008
              Filed June 11, 2008
              File No. 000-13251**

Dear Mr. Kelly:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Angela Crane
                             Branch Chief